Mail Stop 3561

April 21, 2008

Mr. Larry Hannappel
  Senior Vice President and Principal Financial Officer
CENTURY CASINOS, INC.
1263 Lake Plaza Drive, Suite A
Colorado Springs, Colorado 80906

> **Re:** **Century Casinos, Inc.**
> **Supplemental response letter regarding the Form 10-K for the year ended December 31, 2007**
> **File No. 0-22900**

Dear Mr. Hannappel:

We have reviewed your undated supplemental response letter to us filed on April 16, 2008 in response to our letter of comment dated April 3, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Forms 10-K (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis

Executive Overview, page 25

1.   We have reviewed your response to our prior comment 2 and note that you indicate, because of the de minimis amount, you do not anticipate recording the effects of the barter transaction with NCRS. We direct your attention to SAB Topic 1.M.2, footnote 51. Please confirm to us that you intend to record the effects of this transaction, even if the financial statement impact is not material, rather than omitting the recording of this quantifiable transaction.

2.   As a related matter, you indicate that the fair value of the property is $7,700 per year. Please tell us the carrying value of that space and the size of any related impairment loss that would be recognized, if applicable.

Note 4. Equity Investment in Unconsolidated Subsidiary, page F-18

3.   We have reviewed your response to our prior comment 5. To facilitate our understanding of the transaction, please also reconcile your 33.3% equity interest in CPL at December 31, 2007 in the amount of $11,974,000 with your share of the CPL's total net assets of $4.6 million (i.e., CPL's current and noncurrent assets less its current and noncurrent liabilities, as shown in the summarized financial information on page F-19). Please explain how you are accounting for the difference. Tell us the consideration given to impairment of this investment and advise if the difference is also due to quantitative factors, such as foreign currency translation or revaluation adjustments. For guidance, we refer you to APB No. 18, paragraphs 19(h)&(n) and 20(a)(3).

4.   Reference is made to your response to our prior comment 6. On the basis of the information you have provided, we are not persuaded that your current presentation is appropriate in these circumstances. Although management believes that CPL's operations are "similar to" yours, we note some important differences. Specifically, unlike your other operations described in your response to prior comment 1, you do not appear to manage the day to day operations of CPL or to "manage all financial reporting and financing activities" for that entity. You also hold just 33.3% of CPL as previously stated. Accordingly, we continue to believe that earnings from this investment should be reported in the statements of earnings in a single line item located below the subtotal "Earnings from Operations." Please revise accordingly. Alternatively, please provide additional support for your current presentation. We may have further comments upon review of your response.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief